January 25, 2006
Via Federal Express
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-7010

Re:	Apollo Gold Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005
and September 30, 2005
Filed May 11, 2005, August 9, 2005 and November 9, 2005
File No. 1-31593
Dear Mr. Schwall:
Reference is made to the letter dated December 29, 2005, signed by you, containing certain comments regarding the above referenced Form 10-K (the “10-K”) and the above referenced Form 10-Q’s (collectively the “10-Q’s”) filed by Apollo Gold Corporation (the “Issuer”). We have carefully reviewed and considered the comment indicated in that letter and have arrived at certain proposed actions in response, as indicated below. For ease of reference, your comment is set forth below with our response set forth immediately below.
Comment:
Form 10-K for the Fiscal Year Ended December 31, 2004
2005 Operating Outlook, page 14
1.	We note that you have disclosed mineral reserves according to Canadian rules at the bottom of page 14. As noted in comment 32 in our previous letter, dated March 16, 2003, you are allowed to disclose reserves estimated using Canadian methodologies required under National Instrument 43-101. However, we also noted that you will still be required to disclose your reserve estimates according to Industry Guide 7. Provide a comparative table and reconciliation narrative explaining any differences between the estimates using commission definitions and the N.I. 43-101 definitions. Please note that reserves compliant with Industry Guide 7 should use historical three-year average-prices as a basis for the estimates, and for undeveloped mines a final or bankable feasibility study should be completed before reserves are designated.

Response:
The requested revisions have been made in Amendment No. 1 to the Company’s Form 10-K, and the information requested will be included in future filings. We have enclosed a copy of the Amendment, that has been marked to show the revisions.

Sincerely, Deborah J. Friedman for Davis Graham & Stubbs llp

cc:	Barry Stem (w/ enclosures)
Roger Baer (w/ enclosures)
Melvyn Williams, Apollo Gold Corporation (w/ enclosures)